EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR JUNE 24, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

ITEM		**Sequential Page Number**
1.	Tele Leste Celular Participações S.A. Minuets of the Board of Directors Meeting, Held on April 29, 2002	4

Item 1

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

PUBLICLY HELD COMPANY
C.N.P.J 02.558.144/0001-93 N.I.R.E. nº 29300023892

MINUTES OF THE TELE LESTE CELULAR PARTICIPAÇÕES S.A., BOARD OF DIRECTORS MEETING, HELD ON APRIL 29, 2002.

1. DATE, TIME AND LOCATION: April 29, 2002, at 9 o'clock, exceptionally at Praia de Botafogo nº 501, 7th floor, Rio de Janeiro - RJ, as per the regular statutory summons.

2. MEETING BOARD COMPOSITION: Felix Pablo Ivorra Cano – President of the meeting board; Evandro Luís Pippi Kruel - Secretary.

3. INSTALLATION: The meeting begun, with the presence of the undersigned Board members, the *quorum* occurring under the company's by-laws.

4. ROSTER OF SUBJECTS AND DELIBERATIONS:

4.1. Approval of minutes from previous meetings: The minutes from 25 February 2002 meetings were unanimously approved by the council of administration who, when summoned for these meetings, received the related texts.

4.2. Report concerning main facts from period: Main facts from period were presented and analyzed in accordance with the exhibition presented by the Executive Vice President of the controlled companies (document distributed to councilors).

4.3. Regulatory Report: Main topics concerning regulation - regulation scenario, from the period were presented and analyzed in accordance with the exhibition presented by the Executive Vice President of the controlled companies (document distributed to councilors).

4.4. Administration Report: The Administration Report (March, 2002, distributed to councilors) was presented and analyzed, highlighting: (1) Macroeconomic indicators (2) Market information (3) Client park information (4) Client Park development (5) 90 Day Client Park Evaluation and client differential (6) Business indicators (7) Quality indicators (8) Main Operator Highlights (9) Accumulated Results Write-out (10) Annual Comparative (11) Cash Flow (12) Assets Total and (13) Economic Indicators.

4.5 Approvals – Independent auditor: The choice of the auditing company Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., to act as the Company's Independent Auditors was approved, in accordance with the stipulations in article 142, amendment IX of law no. 6,404/76, and the Direction is authorized to negotiate the contract conditions and practice any other actions needed for said purpose. As established in amendment XIII of the paragraph of article 17 of the Company's by-laws, the Board Members determined that Tele Leste Celular Participações S.A.
Special Stockholders Meeting of its controlled Telebahia Celular S.A. and Telergipe Celular S.A., in deliberating on the subject, will be in favor of choosing the auditing company Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., to act as the Companies' Independent Auditors.

4.6 Other Subjects: Anything treaty.

5. **MEETING ADJOURNMENT**: Not existing any more subjects to deliberate on, the meeting was adjourned, and the present minutes were elaborated, then read and approved, and is signed by the Board Members present and by the Secretary, and will henceforth be contained in the meeting log.

Signatures: *Felix Pablo Ivorra Cano* – President of the Meeting board and Chairman of the Board of Directors; *Fernando Xavier Ferreira* - Vice-President of the Board of Directors; Paulo Cesar Pereira Teixeira; and Evandro Luís Pippi Kruel Secretary.

The present minutes are declared, for all intents and purposes, to be an exact copy of the minutes entered into the meeting minutes log.

Evandro Luís Pippi Kruel
Secretary - OAB-RS 18.780

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Date:

By ______________________________

Name: Gilmar Roberto Pereira Camurra

Title: Vice-President